EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Years Ended September 30,	2005	2004	2003	2002	2001
Income before taxes	$1,420,855	$993,866	$700,203	$578,275	$637,790
Add fixed charges:
Interest expense–excluding interest on deposits	34,563	32,254	22,924	18,108	21,336
Interest expense–deposits	7,651	4,295	6,122	9,812	10,768
Interest factor on rent[1]	15,717	13,020	13,413	20,977	20,228

Total fixed charges	$57,931	$49,569	$42,459	$48,897	$52,332

Earnings before fixed charges and taxes on income	$1,478,786	$1,043,435	$742,662	$627,172	$690,122

Ratio of earnings to fixed charges–including interest on deposits	25.5	21.1	17.5	12.8	13.2
Ratio of earnings to fixed charges-excluding interest on deposits	29.3	23.0	20.3	15.8	16.3

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).